Nightshade Noodle Bar

is a 25-30 seat boutique restaurant nestled in the heart of downtown Lynn, MA offering cafe style food + service by day and progressive Vietnamese-influenced small plates, eclectic noodle dishes + Viet-Cajun crawfish by night.

We plan to offer takeout at all open hours, and to serve food until 12am on select nights. Our beverage program will be spearheaded by one of the industry's leading professionals and will set a new standard for bar culture in the area with an all natural wine list, hyper-seasonal cocktails geared specifically to our food and the best of both the local and current Asian craft beer scenes.

Market Fit

We believe that we have much to offer the growing downtown neighborhood. Currently, there is very limited late night food available, limited healthy food options in general especially for lunch, limited bar seats and zero female chef-owner-operated restaurants. There are also zero restaurants able to compete with the Boston restaurant scene as far as style and quality of food and beverage, outstanding service as well as a relevant and trendy image. There will be a large influx of people including (mainly) young professionals moving to downtown Lynn over the next two years, and we intend to offer a more exciting and edgy dining experience to this clientele as well as our current local population while keeping prices more approachable to the lower-income population due to lower rent than in the immediate Boston area.

Marketing Strategy

Stainless Communications will be our marketing team for this project. The owner/CEO lives in downtown Lynn and is very familiar with Nightshade Pop Up as well as our neighborhood. Stainless Communications will be promoting us before the restaurant opens, and will be fixed into our costs as one of the most important aspects of this project. A few of the subjects this firm will help us with are media planning and management, social media strategy and planning, public relations and reputation management and website design and development. Nightshade Pop Up has built a reputation and brand in town and in surrounding towns via pop ups, and this firm will help us to grow our niche and further define our market. We will continue to do pop ups monthly per usual until the restaurant opens.

USE OF PROCEEDS
Launch a new business

BUSINESS MODEL
Operations

One of the major resources needed to get our product to market prior to opening besides the marketing team listed above and the continuation of pop ups + private events is a strong opening staff willing and able to deliver the best possible experience throughout the obstacles of a new restaurant. We intend on bringing in the most talented cooks and service professionals we can find. We intend to offer a different staffing and pay structure than a conventional restaurant, including a 3% gratuity added to each check for the kitchen staff. Rewarding the kitchen directly for the success of the restaurant is an incentive to keep great cooks and porters. Because we will be open 5 days per week, modern processes such as the added gratuity as well as a 5-day work week with two consecutive days off will better ensure a consistently great product and attractive energy within the restaurant.

MARKET AND LOCATION ANALYSIS

There are a handful of restaurants in downtown Lynn, two of which are near the price point of Nightshade Noodle Bar. These more popular restaurants in the neighborhood are the Blue Ox and Rossetti Restaurant serving appetizers in the $7-14 range and entrees in the $21-42 range. We plan to stay on the low end of the spectrum. We will rarely have menu options exceeding $20- as this is a small plates/tapas style atmosphere.

There are about 55 restaurants listed as members of the Lynn Area Chamber of Commerce and several more non-members. Downtown Lynn is saturated with different types of eateries with only a few that could be treated as an every-day neighborhood dining experience and a special occasion restaurant at the same time. Our competition will be close in proximity but out of context in terms of atmosphere, as we aren't intending to compete necessarily- but bring a new spin on this genre of food and urban dining to the community while attracting outside clientele from neighboring towns and Boston.

Summary of Terms

Min Amount to Raise	$75,000
Max Amount to Raise	$107,000
Percentage of Revenue*	3.5
Cap	1.5×
Maturity Date	Dec. 31, 2024
Seniority	Subordinated

Securitization	Unsecured

*as further defined in the note agreement

Rachel Miller

Lynn MA 01901| 512-206-6368 | rachel@nightshadens.com

Relevant Experience

NIGHTSHADE POP UP | NORTH SHORE MA | CHEF/OWNER | APRIL 2017- CURRENT

· Created a venture to keep engaged in both the restaurant community and local community while exploring a cuisine not relevant to prior experience.

· Used prior experience and reputation to fuel ticket sales for events and build a strong presence as a chef + small business owner, that then attracted some of the areas most notable Sommeliers and restaurant employees to work.

· Used this platform to cost dishes, test the local market and evolve a business plan with intention of opening an upscale yet affordable restaurant.

· This platform also caters small events and stays busy with in-home dining and kitchen consulting.

SOALL BISTRO | MARBLEHEAD MA | CHEF CONSULTANT | AUGUST 2017- MAY 2018

· Worked as a chef-consultant refining BOH operations per owners' request.

· Completely flipped the operating restaurant from enforcing a new dress code, revamping menu + design, bringing in new kitchen staff and FOH management as well as servers.

· Brought both FOH and BOH up to code with the health and fire departments.

BOSTON CENTER FOR ADULT EDUCATION | BOSTON MA | TEACHER | MAY 2015- MAY 2018

· Built a charcuterie program to teach to individuals with no prior professional kitchen, butchering or charcuterie experience.

· Held consistently great ratings from students.

COPPA | BOSTON MA | TEMPORARY CHEF DE CUISINE | JUNE 2016- AUGUST 2016

· Learned a different and much higher paced service than any previous restaurant experience.

· Maintained the high standards of production and service in the kitchen, getting ready for the true candidate to take the reigns after opening a separate location within the same restaurant group.

· Revised inventory/cost sheets.

CLIO | BOSTON MA | CHEF DE CUISINE | JUNE 2014- DECEMBER 2015

· Worked under Chef Ken Oringer furthering my cooking and team building skills, while cultivating the necessary mentality to operate a successful business in which standards are set very high.

· Was responsible for food costing, menu development, execution and maintained a healthy financial standing within the restaurant and hotel while serving the finest foods available.

· Created a very strong team atmosphere in which the cooks and myself could use research on current and classic food trends to create new concepts, a sense of ownership and confidence resulting in a compassionate and highly productive kitchen culture.

Bondir Concord | concord ma | Executive Sous Chef | August 2013- february 2014

· Opened Bondir Concord and assisted the Executive Chef in all aspects of the commencement: from vision to structure to full service. Implemented HAACP and Serve-Safe regulations.

· Supervised recruitment, interviewing, staging, hiring and training of new team members. Lead an enriching pre-meal discussion and assigned staff development projects for both front and back of the house.

· Researched, designed and fully executed menus which had an intensive focus on fine dining tradition, creativity and sustainability.

Bondir Cambridge | cambridge ma | Sous Chef | October 2011- August 2013

· Supervised and created production, service and private events.

· Assisted in developing and evolving per diem menus which incorporated seasonal produce, local producers and cultural influences.

· Developed and produced all pastry and dessert menus.

Beacon Hill Hotel and Bistro | boston ma | line cook | july 2009-November 2010

· Line cooked in a strict culinary environment in which the importance of cuisine, work ethic and team building were paramount.

· Constructed meals based on regional concepts which incorporated both local and global tradition.

Awards and Press

the improper bostonian | On the Side | February 2014

http://www.improper.com/features/on-the-side/

ZAGAT | 30 UNDER 30 BOSTON | DECEMBER 2013

HTTP://WWW.ZAGAT.COM/B/BOSTON/30-UNDER-30-IN-BOSTON

TASTING TABLE | SOUS CHEF SERIES | MARCH 2013

HTTP://SOUSCHEFSERIES2012.COM/DETAIL/SCS/12959/SLATHERS-BAKED-POTATOES-WITH-COMPOUND-BUTTER.HTM

THE PHEONIX | BONDIR'S TINY KITCHEN | DECEMBER 2012

HTTP://THEPHOENIX.COM/BOSTON/FOOD/148154-BONDIRS-TINY-KITCHEN-WELCOMES-ITS-FIRST-SOUS-CHEF/

WBEZ | GRRLS' MEAT CAMP | NOVEMBER 2012

HTTP://WWW.CHICAGOPUBLICRADIO.ORG/SERIES/FEAR-FRYING-CULINARY-NIGHTMARES/GRRLS-MEAT-CAMP-TEACHES-WOMEN-FINE-ART-AND-CRAFT-BUTCHERING

Snacks by the piece

***Oysters** 2/ea
cucumber mignonette
add ossetra caviar +6

Grilled Beef in Betel Leaves 2/ea
sweet chili glaze

Chicken Skewer 2/ea
jungle pepper-lime sauce

Eggplant 'Banh Mi' 4/ea
whipped tofu, cilantro
pickled carrot + daikon

Wild Mushroom Spring Roll 6/ea
spicy peanuts, avocado goddess dip

Noodles

Banh Canh 12
rich broth, five spice chicken
thick noodles, crispy garlic

Bun Cha 12
grilled lemongrass pork, vermicelli
cucumber, herbs, side of broth

Banh Hoi 12
vermicelli wraps, lettuce leaves
smoked mushrooms, crispy onions

Mi Xao Don 16
crispy egg noodles, seared scallops
ginger-scallion sauce, watercress

Mi Kho 15
'dry' egg noodles, chinese sausage
clams, thai basil, side of pork broth



*please notify us if a person in your party has a food allergy

Nightshade Viet Food

Small Plates

Clam + Green Papaya Salad 10
sweet soy, mint, sesame crackers

Cabbage + Calamari Salad 10
rau ram, mint, nuoc cham

Simple Kale Salad 9
crispy shallots, herbs, ranch

Turmeric Crepe 14
grilled prawns, lap xuong
black sesame, mint

Stir Fried Mussels 13
lemongrass, coconut milk
thai basil, chili

Tamarind Glazed Popcorn Chicken 16
cultured coconut ranch, herbs

Morning Glory Spinach 8
crispy garlic, oyster sauce

Glazed Skate Wing 16
braised yuba, golden tiger's milk

Blooming Onion 10
Secret sauce, dill pickles

Rice Paper Salad 13
maitake mushrooms, green apple
daikon radish

Lemongrass Beef Rib 17
crispy shallots, cucumber, vermicelli

Viet-Cajun CRAWFISH 14/lb
served with corn and potatoes

Nightshade Noodle Bar
Downtown Lynn, Ma

Chef/Owner Rachel Miller
rachel@nightshadeNS.com

NightshadeNS.com



2. **Table of Contents**

EXECUTIVE SUMMARY

This business plan is for the first brick and mortar from the Nightshade Pop Up team.

THE BUSINESS

A. Description of the Business

Nightshade will be a 25-30 seat urban-casual boutique Vietnamese- American Noodle + Cocktail Bar in downtown Lynn, Massachusetts serving Chef Rachel Miller's progressive cuisine focusing on vibrant noodle dishes, small plates and Viet-Cajun style crawfish. This restaurant aims to serve more need in the local community during daytime hours serving a condensed version of the dinner menu with the addition of banh mi sandwiches and Vietnamese coffee. During dinner hours we will serve a wide selection of specialty dishes. We plan to offer takeout at all open hours and remain open serving food until 12am on select nights. Our beverage program will be spearheaded by one of the industry's leading professionals and will create a new progressive culture in the bar scene of downtown Lynn with an all natural wine list, cocktails geared specifically to our food and the best of both the local and current Asian craft beer scene.

B. Product + Services

We believe that we have much to offer the growing downtown neighborhood. Currently, there is very limited late night food available, limited healthy food options especially for lunch, limited bar seats and zero female chef-owner-operated restaurants. There are also zero restaurants here able to compete with the Boston restaurant scene as far as style and quality of food and beverage, outstanding service as well as a relevant and tendy image. There will be a large influx of people moving to downtown Lynn, and we want to offer the more exciting and edgy dining experience while keeping prices more approachable due to lower rent than in the immediate Boston area. This restaurant aims to immediately attract the young professional population as well as both the lower and higher income populations by offering different types of food and service at different hours throughout the day. As mentioned in the previous article, takeout during all open hours will be a focus of our concept as this is also limited in the downtown area. Since Mondays and Tuesdays are typically the slowest days in restaurants, we will likely choose these as our closed days and offer the space for private event rentals for the community but also offer our small staff a good quality of like with two days off per week- which is unlikely in many upscale restaurants.

C. Marketing Plan

Stainless Communications will be our marketing team for this project. The owner/CEO lives in downtown Lynn and is very familiar with Nightshade Pop Up and our neighborhood. Stainless Communications will be promoting us several months before the restaurant opens, and will be fixed into our costs as one of the most important aspects of this project. A few of the subjects this firm will help us with are media planning and management, social media strategy and planning, public relations and reputation management and website design and development. Nightshade has built a reputation and brand in town and in surrounding towns via pop ups, and Stainless will help us to grow our niche and further define our market. We will continue to do pop ups monthly per usual until the restaurant opens.

D. Competition

There are a handful of restaurants in downtown Lynn, two of which are near the pricepoint of Nightshade. These more popular restaurants in the neighborhood are the Blue Ox and Rossetti Restaurant serving appetizers in the $7-14 range and entrees in the $21-42 range. Nightshade Noodle Bar plans to stay on the low end of the spectrum, as a more casual and cost-conscious restaurant. We will rarely have menu options exceeding $20- as this is a small plates/tapas style atmosphere.

There are about 55 restaurants listed as members of the Lynn Area Chamber of Commerce and several more non-members. Downtown Lynn is saturated with different types of eateries with only a few that could be treated as an every-day neighborhood dining experience and a special occasion restaurant at the same time. Our competition will be close in proximity but out of context in terms of atmosphere, as we aren't intending to compete necessarily- but bring a new spin on this genre of food and urban dining to the community while attracting outside clientele from neighboring towns and Boston.

E. Operations

One of the major resources needed to get our product to market prior to opening besides the marketing team listed above and the continuation of pop ups + private events is a strong opening staff willing and able to deliver the best possible experience throughout the obstacles of a new restaurant. We intend on bringing in the most talented cooks and service professionals we can find. We intend to offer a different staffing and pay structure than a conventional restaurant, including a 3% gratuity added to each check for the kitchen staff. Rewarding the kitchen directly for the success of the restaurant is an incentive to keep great cooks and porters. Because we will be open 5 days per week, modern processes such as the added gratuity as well as a 5-day work week with two consecutive days off will better ensure a consistently great product and attractive energy within the restaurant.

F. Management and Personnel

1. **Rachel Miller, Chef/Owner/Operator**

Chef Rachel Miller first fell in love with cooking while working at a small regional Italian restaurant on the coast of Virginia. It was there that she discovered the profound sensory impact of terroir, since the restaurant sourced ingredients from nearby farms and local fishermen. She also discovered a love for butchering and charcuterie, which quickly propelled her to move to Boston to pursue her talents with the knife immediately by 18 years old as a butcher at Lionette's Market. Over the next several years, Miller worked her way up inside some of the best kitchens in Boston, taking on the role of Executive Sous Chef at award winning farmhouse-style Bondir Restaurants, Chef de Cuisine at French-American Bistro TW Food, Chef de Cuisine at James Beard Award Winning Italian eatery, Jamie Bissonette's Coppa and most notably Chef de Cuisine at Ken Oringer's renowned flagship French-Asian fine dining restaurant, Clio. She also was named one of Zagat's 30 Under 30: Boston's Hottest Up and Comers.

In the spring of 2017, Miller unveiled her pop up restaurant, Nightshade, an upscale dining experience that offers coursed meals with wine and beverage pairings, focusing on local producers, modern cooking techniques, and flavors of Vietnam. Miller has attracted audiences to Nightshade with her creative and elegant culinary style and stellar team of collaborators. Nightshade Pop Up has had a handful of glowing write ups from Boston Magazine, Eater Boston and North Shore Magazine. She currently works as a freelance chef in her time spent outside the pop up, and resides in downtown Lynn.

5. Financial Data + 6. Supporting Documents
AVAILABLE UPON REQUEST